Syneron Medical Announces Death of Longtime Board Member Marshall D. Butler

YOKNEAM, Israel, Nov. 12, 2012 /PRNewswire/ -- Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced the death of Marshall D. Butler, member of the Company's Board of Directors since 2003.

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Shimon Eckhouse, Ph.D., Founder and Chairman of the Board of Syneron Medical, said, "Syneron, its Board of Directors, executives and employees are greatly saddened by the passing of a great friend, long-time board member, mentor and supporter. Marshall has been with us from our inception and contributed to the growth and success of Syneron. On behalf of everyone at Syneron, we extend our deep condolences to his family and friends and the many colleagues whose lives he touched."

Marshall Butler joined the Syneron Medical Board of Directors in 2003, helping to guide the Company through a successful initial public offering, secondary offering, business development transactions and periods of rapid revenue growth. In addition to his work with Syneron, Marshall had a long and distinguished business career. He was co- founder and served as a chairman of both First Israel Mezzanine Investors Fund and Israeli Infinity VC Fund. He was a director of Tadiran Telecommunications Ltd., Shellcase, and Galil Medical Ltd. He served as chairman of Nitzanim, AVX-Kyocera VC from 1994 to 2001, CEO and chairman of AVX Corporation from 1974 to 1993 and as director of Kyocera VC from 1990 to 1994. In 1998, Mr. Butler received the Israeli Prime Minister's award for his contribution to Israeli industry.

In addition to his great achievements in the business world, Marshall will be remembered for his work as a philanthropist and supporter of the arts. He was active in many charitable non-profit organizations including The American Technion Society, Israel's most prestigious engineering institution, where he served on the Board of Governors. In 2001, he received an Honorary Doctorate from the Technion. Marshall was a former board member of the Association of Resident Theaters of New York City. He also gave financial support for many years to the United Jewish Appeal and the Anti- Defamation League (ADL).

Marshall was born in Manhattan in 1927, and attended the Bronx High School of Science. He served in the U.S. Navy during Word War II and attended New York University on the GI Bill. Marshall is survived by his wife of 53 years, Marilyn, and children Hillary, Lawrence, Michael and Eliot and his six grandchildren. He is also survived by his sister, Rhoda and many nieces and nephews.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

CONTACT: Hugo Goldman, Chief Financial Officer of Syneron Medical, hugo.goldman@syneron.com; Zack Kubow of The Ruth Group, +1-646-536-7020, zkubow@theruthgroup.com